OMB Approval

                                                                   OMB 3235-0145


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                    ASV, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    001963107
                -----------------------------------------------
                                 (CUSIP Number)

                 James H. Dahl, 1200 Riverplace Blvd., Ste 920,
                     Jacksonville, FL 32207, (904) 393-9020
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2004
                   -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ?

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

SEC 1746 (9-82)

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CUSIP NO. 001963107                      13D             Page 2 of 6 Pages
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--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James H. Dahl
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           N/A
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    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)[GRAPHIC OMITTED]3

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
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                  7    SOLE VOTING POWER
NUMBER OF              336,068
SHARES          ----------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER
PERSON                 336,068
WITH            ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           336,068
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [_]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.66%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP NO. 001963107                      13D             Page 3 of 6 Pages
------------------------------                       ---------------------------


Item 1.  Security and Issuer.

         This Amendment No. 5 to Schedule 13D relates to 590,700 shares of common stock (the "Shares") of ASV, Inc. (the "Company") previously deemed to be beneficially owned by the reporting person. The principal executive offices of the Company are located at 840 Lily Lane, Grand Rapids, Minnesota, 55744.

Item 2.  Identity and Background.

         (a)    This amended Schedule 13D is being filed by James H. Dahl.

         (b) Mr. Dahl's business address is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207.

         (c) Mr. Dahl's present principal occupation is President of James Dahl & Company, Inc., a private investment firm. The business address of James Dahl & Company, Inc. is 1200 Riverplace Boulevard, Suite 902, Jacksonville, Florida 32207.

         (d) During the last five years, Mr. Dahl has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Dahl has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)    Mr. Dahl is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         N/A.

Item 4.  Purpose of Transaction.

         Of the 590,700 Shares, 295,550 Shares are owned by a Trust for the benefit of Mr. Dahl's adult son who no longer resides in Mr. Dahl's household and 295,150 shares are owned by a Trust for the benefit of Mr. Dahl's daughter. Mr. Dahl has no voting or investment power over the Shares and disclaims any beneficial interest in the Shares. Mr. Dahl may acquire additional shares of Company common stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Company's common stock, other available investment opportunities, and general economic and market conditions. Depending on such factors, Mr. Dahl may determine at some time to dispose of all or a portion of the shares of Company common stock beneficially owned by him.

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CUSIP NO. 001963107                      13D             Page 4 of 6 Pages
------------------------------                       ---------------------------


         Other than as set forth above, Mr. Dahl has no present plans or proposals which relate to or would result in:

         (1) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except as set forth above;

         (2) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

         (3) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (4) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (5) Any material change in the present capitalization or dividend policy of the Company;

         (6) Any other material change in the Company's business or corporate structure;

         (7) Any changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (8) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (9) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (10)   Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (a) and (b) Pursuant to Rule 13d-3, Mr. Dahl may be deemed to be the beneficial owner of all 336,068 shares, including 313,330 shares owned by Rock Creek Partners, Ltd., a limited partnership in which Mr. Dahl is the general partner and one of the limited partners, which represent approximately 2.66% of the 12,655,922 shares of common stock reported by the Company to be outstanding as of April 30, 2004. In addition, the two Trusts for the benefit of Mr. Dahl's children own 590,700 shares (4.67%) of the Company's common stock. As Mr. Dahl's brother is the sole trustee of the Trusts and has sole voting and investment power over these shares, Mr. Dahl disclaims beneficial ownership of these shares

         (c) Mr. Dahl has not effected any transactions in the Company's common stock during the last 60 days.

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CUSIP NO. 001963107                      13D             Page 5 of 6 Pages
------------------------------                       ---------------------------


         (d) Any dividends on the shares and the proceeds from the sale thereof will be paid to the record owners, based on the relative number of shares owned by each. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares other than Mr. Dahl's brother in his capacity as trustee of the Children's Trusts.

         (e)    May 11, 2004.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Dahl and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None.

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CUSIP NO. 001963107                      13D             Page 6 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ James H. Dahl
                                        ----------------------------------------
                                        James H. Dahl

DATE:  May 11, 2004